UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                           HORIZON MEDICAL PRODUCTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   439909105
                                 (CUSIP Number)

                                  CARL KLEIDMAN
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------------
*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                                 (Page 1 of 15)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 2 OF 15 PAGES
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMNVEST VENTURE PARTNERS, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER

          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     9,975,000
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         9,975,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,925,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 3 OF 15 PAGES
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMVEST MANAGEMENT, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER

          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     9,975,000
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         9,975,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,975,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 4 OF 15 Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMMONWEALTH ASSOCIATES, LP (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         6,488
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      6,488
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,488
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      *LESS THAN 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 5 OF 15 Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMMONWEALTH MANAGEMENT COMPANY, LLC. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         6,488
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      6,488
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,488
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      *LESS THAN 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 6 OF 15 Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       MICHALE S. FALK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         958,222
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     10,174,174
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      958,222
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         10,174,174
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,132,396
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.75%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  439909105                                          PAGE 7 OF 15 Pages
--------------------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS:
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

       COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC (01-0622406)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         192,686
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     10,939,710
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         10,939,710
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,132,396
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share ("Common Stock") of Horizon Medical Products, Inc. (the "Issuer"). The address of the Issuer's principal executive office is One Horizon Way, Post Office Box 627, Manchester, Georgia.

Item 2.  Identity and Background.

         This statement is filed jointly by ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities; ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is managing ComVest; Commonwealth Associates, LP ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Management LLC ("CMC"), a limited liability corporation organized under the laws of Delaware and the general partner of Commonwealth; Commonwealth Associates Group Holdings, LLC, a limited liability company organized under the laws of Delaware and the parent of ComVest Management and CMC ("CAGH") and Michael S. Falk ("Falk"). ComVest, ComVest Management, Commonwealth, CMC, CAGH and Falk are the "Reporting Persons." As Robert Priddy ("Priddy") is no longer an officer or director of CACH or any of its affiliates he and RMC Capital LLC ("RMC Capital") are no longer parties to this Schedule 13D.

         ComVest Management is the general partner of ComVest, and ComVest Management is wholly-owned by CAGH. The managers of ComVest Management are Falk and Keith Rosenbloom ("Rosenbloom"). Falk is the Chairman and Harold Blue ("Blue") is the President of CMGH. Rosenbloom, Blue and Falk are the managers of CAGH. Mr. Falk holds a majority of the membership interests of CAGH. Only Falk has the authority to vote or dispose of the shares.

         All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, is 830 Third Avenue, New York, New York 10022.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                               Page 8 of 15 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 1, 2002, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") providing for the sale of up to $15 million of Senior Subordinated Convertible Notes (the "Senior Subordinated Notes"). A portion of the principal amount of the Senior Subordinated Notes are convertible over time into an aggregate of 27 million shares of Issuer's Common Stock. Commonwealth advised the Issuer in connection with the Issuer's sale of the Senior Subordinated Notes pursuant to an Advisory Agreement with the Issuer (the "Advisory Agreement"). As compensation for services rendered to the Issuer in connection with the sale of the Senior Subordinated Notes, Commonwealth received an aggregate of 2,645,398 shares of Issuer's Common Stock. Subsequent to such time all but 6,488 of such shares were transferred to certain employees of CAGH and its affiliated entities including Falk who received 758,222 shares; two trusts controlled by Falk who received 200,000 shares and CAGH who received 287,686 shares.

         ComVest, Priddy and RMC purchased $4.4 million, $805,000 and $800,000, respectively, of the Senior Subordinated Notes. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchase by Priddy was his personal funds.

         In addition, ComVest purchased 3.3 million shares of Issuer's Common Stock for $33,000, the source of the funds for such purchase being furnished from the working capital of ComVest. ComVest also received 75,000 shares of Issuer's Common Stock for advancing $35,000 to a potential senior bank lender of the Issuer. The source of the funds for such advance was the working capital of ComVest.

Item 4.  Purpose of Transaction.

         On March 16, 2002, the Issuer issued $4.4 million, $805,000 and $800,000 of the Senior Subordinated Notes to ComVest, RMC Capital and Priddy, respectively. The Senior Subordinated Notes matured originally March 16, 2004.

         Subject to the Issuer's receipt of stockholder approval, the holders of the Senior Subordinated Notes had the right to convert a portion of the Senior Subordinated Notes into shares of the Issuer's Common Stock at a conversion price of $0.01 per share. The terms of the applicable conversion periods and conversion amounts relating to the Senior Subordinated Notes held by the Reporting Persons is set forth in Exhibit C to the Note Purchase Agreement and is generally as follows:

o Commencing April 16, 2002, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the Senior Subordinated Note held by ComVest) plus 0.6% of the amount of principal repaid by the Issuer under the Senior Subordinated Notes held by certain other purchasers (the "Additional Notes") on or prior to April 15, 2002;

o Commencing March 15, 2003, ComVest has the right to convert an additional 0.25% of the Outstanding Balance;


                               Page 9 of 15 Pages

         All such conversions took place.

         The Reporting Persons may also convert the Senior Subordinated Notes into Common Stock upon certain "Events of Default" (as defined in the Note Purchase Agreement).

         In connection with the closing of the transactions described above, on March 16, 2002, the Issuer entered into a Securityholders Agreement (the "Securityholders Agreement") with ComVest and certain other investors pursuant to which ComVest was granted, among other things, the following rights: (i) registration rights with respect to its shares of Common Stock; (ii) a right of first refusal to purchase all or part of its pro rata share of new securities which the Issuer may propose to sell or issue; (iii) rights of first refusal, co-sale rights of first refusal and bring-along rights with respect to shares of Common Stock owned by Marshall B. Hunt ("Hunt") and William Peterson, the then Chief Executive Officer and Director and President and Director of the Issuer, respectively (together, the "Major Stockholders"); and the right to designate one ComVest director and two additional independent directors.

         In addition, the Securityholders Agreement provided that certain actions of the Board of Directors may be taken only with the affirmative vote of the ComVest director. The Issuer was also required to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one independent director designated by ComVest and Hunt. Further the Executive Committee was required to approve certain actions of the Issuer enumerated in the Agreement.

         Each of the Major Stockholders executed a proxy in favor of ComVest granting ComVest the right to vote all securities beneficially owned by such Major Stockholder with respect to the provisions relating to the Board of Directors contained in the Securityholders Agreement. This proxy is no longer in effect.

         ComVest and each of the Major Stockholders also entered into a Voting Agreement pursuant to which each of the Major Stockholders agreed to vote their shares of Common Stock in favor of the Note Purchase Agreement and the transactions described therein, and any matter that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Note Purchase Agreement (including, without limitation, any issuance by the Company of the Senior Subordinated Notes, and shares of its Common Stock issuable upon the exercise of conversion (or similar) rights granted to the holders of the Senior Subordinated Notes, and any amendments to the Company's Certificate of Incorporation or By-laws required pursuant to the Note Purchase Agreement.)

         ComVest also purchased 3.3 million shares of Common Stock for $33,000 and received 75,000 shares of Issuer's Common Stock for advancing funds to a potential senior bank lender of the Issuer.

         Effective as of October 31, 2003 ComVest and Medtronic, Inc. agreed to extend the maturity date of the Company's Senior Subordinated Notes from March 16, 2004 to July 16, 2005. ComVest and Medtronic also agreed to lower the prepayment penalty for the period fifteen months from the anniversary of the Closing Date through March 16, 2004 from ten percent to five percent and to


                              Page 10 of 15 Pages
eliminate the prepayment penalty completely after March 17, 2004. The Company also agreed to certain additional operating covenants as set forth in a new
Section 9.8 of the loan agreement. Amendment No. 1 to the Note Purchase Agreement is filed herewith as Exhibit 1.

         In connection herewith the Company agreed to certain changes in the Securityholders Agreement by way of execution of an amended and restated version of such agreement. Such Amended and Restated Securityholders Agreement is filed herewith as Exhibit 2. Such agreement provides, inter alia, that the Board of Directors of the Company shall consist of seven directors as follows: (i) two designees of ComVest, (ii) one director designated by ComVest who shall be an "independent director" in accordance with the requirements of the American Stock Exchange ("AMEX"), (iii) one director designated by Medtronic, who shall be an independent director in accordance with the requirements of NASDAQ, (iv) an independent director designated jointly by ComVest and Medtronic, who shall be an independent director in accordance with the requirements of AMEX and who shall have experience in the Company's industry, provided that such designation shall be approved by the Board of Directors of the Company, and (v) two members of the senior management of the Company. William Peterson was removed as a party to the agreement and the provisions requiring the Executive Committee to approve certain material transactions involving the Company was eliminated.

         Pursuant to the Advisory Agreement, Commonwealth received 2,645,398 shares of Common Stock for advising the Issuer with respect to the 2002 recapitalization of Issuer and the transactions described earlier herein and Commonwealth was granted a one-year right of first refusal to act as exclusive placement agent or financial advisor in connection with any capital raised by the Issuer in excess of $1 million. This right has expired.

         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) ComVest may be deemed to be the beneficial owner of an aggregate of 9,975,000 shares of Common Stock, representing approximately 27.55% of the issued and outstanding shares of Common Stock of the Issuer.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 9,975,000 shares of Common Stock, representing approximately 27.55% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

         Commonwealth may be deemed to be the beneficial owner of an aggregate of 6,488 shares of Common Stock, representing approximately less than one percent (1%) of the issued and outstanding shares of Common Stock of the Issuer.


                              Page 11 of 15 Pages

         CAGH, as the ultimate parent entity, may be deemed to beneficially own the 10,174,174 shares of Common Stock, representing approximately 28.09% of the issued and outstanding shares of Common Stock of the Issuer.

         Falk may be deemed to be the beneficial owner of an aggregate of 11,132,396 shares of Common Stock, representing approximately 27.55% of the issued and outstanding shares of Common Stock of the Issuer, as follows: Falk may be deemed to beneficially own the 9,975,000 shares of Common Stock beneficially owned by ComVest, the 6,488 shares of Common Stock beneficially owned by Commonwealth and the 287,684 shares of Common Stock beneficially owned by CAGH. In his capacity as Chairman and controlling equity owner of CAGH. Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. Mr. Blue has certain rights to acquire a portion of the shares held by CAGH.

         (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                        Number of Shares
         ----                        ----------------
         Michael Falk                    958,222


(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

         (i) Commonwealth, CMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 199,174 shares of Common Stock beneficially held by Commonwealth.

         (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 9,975,000 shares of Common Stock beneficially held by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described more fully in Item 4 above, ComVest is a party to a Securityholders Agreement pursuant to which ComVest was granted certain registration rights, rights of first refusal and corporate governance rights and ComVest received a Proxy from and entered into a Voting Agreement with each of the Majority Stockholders with respect to certain voting rights.


                              Page 12 of 15 Pages

Item 7.  Material to be Filed as Exhibits.

         1. Amendment No. 1 to Note Purchase Agreement, dated October 21, 2003.

         2. Amended and Restated Securityholders Agreement, dated October 21, 2003.




                              Page 13 of 15 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 10, 2003      ComVest Venture Partners, LP

                                By: ComVest Management, LLC, its general partner


                                By:
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Manager


Dated:   November 10, 2003      Commonwealth Associates, L.P.

                                By: Commonwealth Associates
                                    Management Company, Inc.,
                                    its general partner


                                By:
                                   ---------------------------------------------
                                   Name: Carl Kleidman
                                   Title:


Dated:   November 10, 2003      Commonwealth Management Company, LLC


                                By:
                                   ---------------------------------------------
                                   Name:  Carl Kleidman
                                   Title: Chief Financial Officer


Dated:   November 10, 2003      ComVest Management, LLC


                                By:
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Manager


Dated:   November 10, 2003      Commonwealth Associates Group Holdings, LLC


                                By:
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Manager


Dated: November 10, 2003        By:
                                   ---------------------------------------------
                                   Michael S. Falk


                              Page 14 of 15 Pages

                                  EXHIBIT INDEX

    1. Amendment No. 1 to Note Purchase Agreement, dated October 21, 2003.

    2. Amended and Restated Securityholders Agreement, dated October 21,
       2003.


                              Page 15 of 15 Pages